SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for February 8, 2006

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 8 February 2006 announcing the First Quarter Results for The BOC Group plc for the Three Months to 31 December 2005.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
SERVICE ON 8 FEBRUARY 2006 AT 7.04 HRS UNDER REF: PRNUK-0802060700-7E3A

FOR IMMEDIATE RELEASE
Windlesham, 8 February 2006

The BOC Group results for the 3 months to 31 Dec 2005

'Record first quarter earnings'
	First quarter fiscal 2006 (1)	First quarter fiscal 2005 (1)	Change as reported	Change at constant currency
Group revenue	£973.5m	£980.6m	- 1%	- 3%
Total revenue (2)	£1,224.1m	£1,179.3m	+4%	+1%
Group operating profit	£113.0m	£119.3m	- 5%	- 7%
Total adjusted operating profit (2, 3)	£151.0m	£147.5m	+2%	0%
Group earnings per share	17.9p	16.7p	+7%	+5%
Adjusted earnings per share (3)	18.2p	16.7p	+9%	+6%

(1)	These results and comparative figures are reported under IFRS
(2)	'Total' means including Group share of joint ventures and associates.
(3)	'Adjusted' means excluding exceptional and certain re-measurement items (see note 4, page 16).
(4)	Further comparisons are made with the same period a year ago at constant exchange rates.
(5)	This announcement is unaudited.

•	Continued strong Group performance with record first quarter earnings per share.
•	Process Gas Solutions continued to perform strongly. Higher energy costs were substantially recovered in selling prices.
•	Ten major plants under construction for projects in Asia and the Americas.
•	Industrial and Special Products performed strongly in South Africa and Australia but overall progress was held back by lower industrial product volumes and some under-recovery of higher power costs in the UK.
•	BOC Edwards' adjusted operating profit improved sequentially and was significantly better than a year ago. Semiconductor equipment order intake improved in the first quarter.

Chief Executive, Tony Isaac said,
 'We have made good progress in the first quarter. The Group has performed strongly with record first quarter earnings. Adjusted return on capital was robust despite increased capital expenditure on new plants to satisfy contracts with major customers. Currently ten major plants are under construction for projects in Asia and the Americas and are scheduled to be commissioned later in 2006 and in 2007, generating profits of around £30m in the first full year of operation. Looking to the future, BOC is well positioned for growth. We continue to be confident that the Group's current strategy will deliver growth and excellent returns to our shareholders.'

The BOC Group results for the fiscal first quarter to 31 December 2005
First quarter fiscal 2006	First quarter fiscal 2005	Change as reported	Change at constant currency (3)
Excl. exceptional and certain re-measurement items (1)

Total revenue (2)	£1,224.1m	£1,179.3m	+4%	+1%
Total adjusted operating profit (2, 4)	£151.0m	£147.5m	+2%	0%
Adjusted earnings per share	18.2p	16.7p	+9%	+6%

Statutory results

Group revenue	£973.5m	£980.6m	- 1%	- 3%
Group operating profit	£113.0m	£119.3m	- 5%	- 7%
Group earnings per share	17.9p	16.7p	+7%	+5%

Notes

1.

Results excluding exceptional and certain re-measurement items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items. (See note 4, page16)

2.	'Total' figures include The BOC Group's share of joint ventures and associates.
3.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
4.

Unless otherwise stated, all the commentaries that follow are on the basis of total adjusted results that exclude exceptional and certain re-measurement items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

5.	Full statutory results are on pages 8 to 19.

BUSINESS SEGMENT RESULTS
 All comparisons that follow are on the basis of constant exchange rates and total adjusted results.
Adjusted operating profits exclude exceptional and certain re-measurement items.
'Total' figures include The BOC Group's share of joint ventures and associates.
A reconciliation of 'Group' to 'Total' revenue and operating profit is shown on pages 13 to 15.
Comparisons are made with the same period a year ago unless stated otherwise.
The first quarter means the fiscal quarter to 31 December.

Business segments	Total revenue		Total adjusted operating profit

	£ million		£ million
Process Gas Solutions	429.6	+16%	56.6	+9%
Industrial and Special Products	461.6	+5%	75.4	0%
BOC Edwards	213.9	+2%	11.5	+14%
Afrox hospitals	22.5	- 80%	4.5	- 64%
Gist	96.5	+21%	8.4	+37%
Corporate			(5.4)
Total	1,224.1	+1%	151.0	0%

PROCESS GAS SOLUTIONS (PGS)
 Energy-related price increases in the UK and the US and increased revenue within the process plants engineering associate in the US contributed 7 per cent to the overall 16 per cent increase in revenue in the first quarter. These factors did not have an equivalent impact on adjusted operating profit, which grew by 9 per cent.

Adjusted return on capital employed by PGS for the 12 months to 31 December 2005 was 13.1 per cent, which was the same as for fiscal 2005. As expected, the sequential improvement slowed as a result of increasing capital spending to satisfy new supply scheme contracts. Ten major plants are under construction in Asia and the Americas.

In Europe, increased revenues came from increased selling prices to recover sharply higher energy costs in the UK and in Ireland but also reflected better tonnage volumes partly offset by some reduction in merchant volumes. The necessary price increases have been implemented with most customers and cost reduction programmes are planned to offset the remaining impact.

BOC's Cryostar pump and turbine engineering business performed strongly during the quarter. Increased orders for industrial gas equipment and for shipboard re-liquefaction units and land-based hydrocarbon turbines led to better revenue and adjusted operating profit. There was a small increase in adjusted operating profit for Europe as a whole.

In north America economic conditions remained favourable and both revenue and adjusted operating profit showed strong improvements. The two major hurricanes in the US led to higher and more volatile energy prices during the quarter but increased costs were generally recovered by higher base prices and energy-related surcharges. High natural gas prices led to some temporary plant shutdowns at carbon dioxide suppliers, which limited availability during the quarter.

Revenue and adjusted operating profit increased across Asia. At the same time, several major new plants are under construction in China and are expected to contribute to revenues and profit later in the year.

In the south Pacific region, revenue and adjusted operating profit increased, supported by better tonnage volumes and increased merchant sales to the mining sector.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
 During the first quarter, growth of adjusted operating profit in southern Africa, the south Pacific region and north America offset a weaker performance in Europe, where business conditions remained difficult for customers in the manufacturing sector.

Revenues increased in Europe but adjusted operating profit was lower. The weakness of the industrial sector in the UK led to somewhat lower industrial product volumes and made it difficult to recover increased power costs fully. There were also higher pension and Sarbanes-Oxley compliance costs.

Increased sales of industrial equipment and safety products in particular continued to drive revenue growth in the south Pacific region. At the same time firm pricing and higher rental income coupled with overhead cost savings helped to improve the adjusted operating profit.

Significant growth of revenue and adjusted operating profit in Africa was driven by increased domestic demand, low interest rates and low cost inflation in South Africa. Sales of hospitality, industrial and medical gases all increased. Higher liquefied petroleum gases feedstock costs were well recovered in selling prices.

Strong demand from the oil and gas sector in western Canada and additional business with distributors in the US helped increase revenues and adjusted operating profit in north America.

BOC's global helium business delivered a lower adjusted operating profit. This was largely because helium feedstock costs rose as expected during the ramp up of production from a new source in Qatar.

BOC EDWARDS
 Revenue was higher than a year ago and slightly less than in the previous quarter. Adjusted operating profit was better than both a year ago and the previous quarter even after absorbing a £2.5 million charge for cost overruns on pharmaceutical equipment projects. The improved performance reflected increased semiconductor equipment sales and some of the benefits of restructuring announced in the third quarter of 2005.

During the first quarter demand for semiconductor equipment and for electronic materials improved. Order intake for semiconductor equipment during the first quarter rose to approximately £94 million compared with £64 million in the previous quarter. Most of the semiconductor equipment orders are scheduled for delivery in the second and third fiscal quarters of this year.

Further restructuring is planned to deliver future cost savings. Consultation is underway on further changes to be implemented towards the end of this year and in fiscal 2007. Plans include the transfer of certain manufacturing operations from the UK to the Czech Republic and to India as well as a review of BOC Edwards' office locations.

AFROX HOSPITALS
 The Afrox hospitals business continued to perform strongly in the first quarter but comparisons with a year ago are distorted by the disposal of BOC's controlling interest with effect from the end of March 2005. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts. Since then, a 20 per cent share of the results of the new company has been included in the BOC Group income statement as African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. This disposal reduced the first quarter earnings per share by approximately 0.5p.

GIST
 Increased revenue reflected growth of existing business as well as revenues from the acquisition of Van Dongen from 1 September 2005 and from new business with Woolworths.

Adjusted operating profit included a net gain of £5.4 million after the disposal of a distribution centre in Swindon. If this gain is excluded, adjusted operating profit was lower than a year ago. Pension costs and Sarbanes-Oxley compliance costs were higher than a year ago and Gist's Hemel Hempstead distribution depot suffered disruption from the nearby Buncefield oil terminal explosion and fire. Importantly, customer service levels were maintained during the crucial Christmas period. Most of the costs of this disruption should be recoverable in subsequent quarters.

IMPACT OF EXCHANGE RATES
 The effect of exchange rate movements was positive in the first quarter. The Australian dollar, the US dollar and associated currencies all strengthened and benefited results for both PGS and ISP. Weakness of the Japanese yen and the South African rand compared with a year ago had a minor negative impact.

Foreign currency translation was £30.6 million positive to revenue and £3.7 million positive to adjusted operating profit in the first quarter.

CASH FLOW, BORROWINGS AND TAX
 Operating cash flow in the first quarter was £87.2 million. This was an improvement of £27 million compared with £60.2 million achieved a year ago. The main reason for the improvement was better management of working capital which, although showing an outflow for the quarter, was some £23 million better than a year ago. The improvement was mainly in the BOC Edwards line of business where there was an overall reduction in trade working capital in the first quarter.

Investing activities used £97.2 million of cash. Just over £100 million was invested in new property, plant and equipment, with around £20 million of cash generated from the disposal of similar items. Of the total capital expenditure, over half was in the Process Gas Solutions line of business, reflecting continuing expenditure on new supply scheme projects in Asia and the Americas. There were no significant new business acquisitions or disposals in the first quarter, although the Group's cash flow benefited from the receipt, in November 2005, of the final payment of US$20 million in respect of the disposal, in July 2004, of the US packaged gas business. Additional investments in joint ventures relates mainly to the Cantarell joint venture in Mexico.

Cash flow from financing activities was positive overall with net interest payments being more than offset by inflows from the issue of share capital and other financing activities.

Overall, there was little movement in the level of cash and cash equivalents between 30 September 2005 and 31 December 2005.

Net borrowings at 31 December 2005 were £879.2 million, an increase of £39.5 million since 30 September 2005. The move to IFRS, including the adoption of IAS 32 and IAS 39 with effect from 1 October 2005, has had two significant effects on the presentation of net borrowings. Firstly, interest accrued on items within net borrowings is now presented as part of the asset or liability itself, rather than as a separate payable or receivable. This increased net borrowings at 31 December 2005 by £26.7 million. Secondly, items of cash and deposits can now be offset with liabilities only when there is both a legally enforceable right to offset the items and where there is the intention to settle on a net basis. This has resulted in the reported balances for cash and deposits and for short-term borrowings being higher than in previous periods. These are only presentational changes. They do not affect the Group liability in respect of net borrowings, nor do they have any impact on financing costs. Existing arrangements with banks whereby interest is calculated on a net basis remain unaffected.

Adjusting for the inclusion of £26.7 million of accrued interest, net borrowings have shown only a slight increase in the first quarter. The impact of movements in the values of foreign currencies relative to sterling was not significant.

At 31 December 2005 the ratio of net debt to equity was 40.2 per cent compared with 41.2 per cent at 30 September 2005. Net interest on net debt was covered 10.1 times by adjusted operating profit (excluding exceptional items) for the first quarter. For the whole financial year 2005, net interest on net debt was covered 9.0 times by adjusted operating profit.

At 31 December 2005, adjusted return on capital employed (excluding exceptional items) was 15.9 per cent, the same as at 30 September 2005. Return on capital employed was 18.3 per cent compared with 18.5 per cent at 30 September 2005.

The effective rate of tax on total adjusted profit for the first quarter was 27.5 per cent, compared with 26.0 per cent for the whole financial year 2005. The total rate of tax on profit for the first quarter was 27.4 per cent, compared with 27.0 per cent for the whole financial year 2005.

OUTLOOK

The Group is well positioned for growth and is looking forward to another year of steady progress in 2006 as it continues to pursue its longer-term investment plans. Adjusted return on capital has been sustained in the Process Gas Solutions business despite the increasing capital expenditure. Currently ten major plants are under construction for projects in Asia and the Americas and are scheduled to be commissioned later in 2006 and in 2007, generating profits of around £30m in the first full year of operation.

The Board continues to be confident that the current strategy will deliver growth and excellent returns for shareholders.

Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

Cautionary statement
 This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning; The BOC Group's strategies, its research and development and information technology activities, its investments, the commencement of operations of new plants and other facilities, its restructuring plans, efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations, management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do, business, management's view of the competitiveness of the Group's products and services, and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly actual results could differ materially from those set out in the forward-looking statements as a result of a variety of factors, including; changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the Group's actual results to differ materially from those in the forward-looking statements.

Notes for editors
 The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had total annual revenues of £4.6 billion in 2005.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.

BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group, and Alan Ferguson, group finance director, will be made available and may then be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP INCOME STATEMENT
3 MONTHS TO 31 DECEMBER 2005
	3 months to 31 Dec 2005			3 months to 31 Dec 2004			Year to 30 Sep 2005

	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items

	£million	£million	£million	£million	£million	£million	£million	£million	£million

Group revenue	973.5	-	973.5	980.6	-	980.6	3,754.7	-	3,754.7

Restructuring	-	-	-	-	-	-	-	(22.8)	(22.8)
Profit on disposal of business	-	-	-	-	-	-	-	102.3	102.3
Profit on disposal of investments	-	-	-	-	-	-	-	10.5	10.5
Cost of sales and other net operating expenses	(855.0)	(5.5)	(860.5)	(861.3)	-	(861.3)	(3,314.2)	-	(3,314.2)

Group operating profit	118.5	(5.5)	113.0	119.3	-	119.3	440.5	90.0	530.5
Finance costs	(17.1)	3.8	(13.3)	(18.2)	(0.3)	(18.5)	(81.9)	8.3	(73.6)
Finance income	6.6	-	6.6	6.7	-	6.7	34.3	-	34.3
Net finance income from pensions	5.9	-	5.9	4.9	-	4.9	19.2	-	19.2
Share of post tax profits of joint ventures and associates	17.2	(0.6)	16.6	14.6	-	14.6	66.7	-	66.7

Profit before taxation	131.1	(2.3)	128.8	127.3	(0.3)	127.0	478.8	98.3	577.1
Taxation	(30.8)	0.8	(30.0)	(32.4)	(0.1)	(32.5)	(102.3)	(31.8)	(134.1)

Profit for the period	100.3	(1.5)	98.8	94.9	(0.4)	94.5	376.5	66.5	443.0

Profit attributable to equity shareholders	90.8	(1.5)	89.3	82.7	(0.4)	82.3	335.7	38.1	373.8
Profit attributable to minority interests	9.5	-	9.5	12.2	-	12.2	40.8	28.4	69.2

Profit for the period	100.3	(1.5)	98.8	94.9	(0.4)	94.5	376.5	66.5	443.0

Earnings per share
- basic			17.9p			16.7p			75.5p
- diluted			17.8p			16.7p			75.3p

Dividends
- proposed (£million)			81.3			78.6			204.1
- paid (£million)			-			-			204.1
- proposed per share			16.3p			15.9p			41.2p
- paid per share			-			-			41.2p

Revenue including share of joint ventures and associates	1,224.1	-	1,224.1	1,179.3	-	1,179.3	4,605.0	-	4,605.0
Operating profit including share of joint ventures and associates	151.0	(6.2)	144.8	147.5	-	147.5	566.2	90.0	656.2

GROUP BALANCE SHEET
AT 31 DECEMBER 2005
	At 31 Dec 2005	At 31 Dec 2004	At 30 Sep 2005

	£million	£million	£million
Non-current assets:
Goodwill	141.7	157.5	140.2
Intangible assets	85.0	69.8	88.5
Property, plant and equipment	2,621.7	2,535.6	2,549.8
Investment property	-	11.3	11.1
Investment in joint ventures and associates	683.9	552.7	635.2
Other investments	11.2	21.2	14.6
Other receivables	18.7	18.2	18.4
Retirement benefit assets	145.4	119.5	136.7
Deferred tax assets	49.1	30.0	31.4
Derivative financial instruments	9.4	-	-

	3,766.1	3,515.8	3,625.9

Current assets:
Inventories	311.6	297.1	306.3
Trade and other receivables	775.2	787.6	710.5
Other investments	16.2	18.3	16.4
Derivative financial instruments	10.2	-	-
Cash and deposits	380.0	229.9	191.0

	1,493.2	1,332.9	1,224.2

Total assets	5,259.3	4,848.7	4,850.1

Current liabilities:
Borrowings and finance leases	(572.9)	(255.4)	(259.2)
Derivative financial instruments	(15.2)	-	-
Trade and other payables	(682.0)	(710.4)	(741.1)
Provisions	(30.8)	(22.7)	(30.4)
Current tax liabilities	(166.9)	(150.3)	(154.4)

	(1,467.8)	(1,138.8)	(1,185.1)

Net current assets	25.4	194.1	39.1

Total assets less current liabilities	3,791.5	3,709.9	3,665.0

Non-current liabilities:
Borrowings and finance leases	(686.3)	(968.1)	(771.5)
Derivative financial instruments	(3.1)	-	-
Other payables	(34.0)	(24.7)	(35.8)
Provisions	(95.2)	(72.4)	(90.6)
Retirement benefit obligations	(581.5)	(546.5)	(542.5)
Deferred tax liabilities	(202.0)	(191.0)	(184.2)

	(1,602.1)	(1,802.7)	(1,624.6)

Net assets	2,189.4	1,907.2	2,040.4

Total shareholders' equity	2,066.3	1,689.7	1,930.1
Minority interest in equity	123.1	217.5	110.3

Total equity	2,189.4	1,907.2	2,040.4

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 DECEMBER 2005
	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million

Profit before taxation	128.8	127.0	577.1
Adjusted for:
Finance costs	13.3	18.5	73.6
Finance income	(6.6)	(6.7)	(34.3)
Net finance income from pensions	(5.9)	(4.9)	(19.2)
Exceptional and certain re-measurement operating items	5.5	-	(90.0)
Depreciation and amortisation	74.4	75.1	291.1
Net retirement benefits charge less contributions	(2.7)	(3.0)	(15.7)
Share of profit after tax of joint ventures and associates	(16.6)	(14.6)	(66.7)
Changes in working capital and other items	(89.0)	(112.1)	(34.3)
Exceptional cash flows	(1.0)	(6.3)	(16.9)
Dividends from joint ventures and associates	2.2	1.3	51.1
Tax paid	(15.2)	(14.1)	(118.4)

Net cash flow from operating activities	87.2	60.2	597.4

Purchases of property, plant and equipment	(100.8)	(67.3)	(331.8)
Sales of property, plant and equipment	2.6	4.1	23.4
Sales of investment property	17.0	-	-
Purchases of intangible fixed assets	(2.5)	(2.6)	(23.3)
Net sales/(purchases) of current asset investments	0.7	1.4	4.7
Net sales/(purchases) of trade and other investments	0.1	9.1	26.6
Acquisition of businesses	(9.1)	(7.7)	(54.8)
Disposal of businesses	11.4	23.4	200.8
Receipt from capital restructuring of joint venture	-	-	17.0
Net (investments in)/repayments from joint ventures and associates	(16.6)	7.4	(34.2)

Net cash flow from investing activities	(97.2)	(32.2)	(171.6)

Net interest paid	(25.0)	(21.7)	(65.2)
Dividends paid to minorities in subsidiaries	(0.9)	(1.7)	(66.4)
Equity dividends paid	-	-	(204.1)
Issues of shares	27.2	0.7	9.6
Net increase/(decrease) in debt	7.3	(10.0)	(129.8)

Net cash flow from financing activities	8.6	(32.7)	(455.9)

Net decrease in cash and cash equivalents	(1.4)	(4.7)	(30.1)
Cash and cash equivalents at start of period	182.1	224.6	224.6
Exchange	0.6	2.3	(12.4)

Cash and cash equivalents at end of period	181.3	222.2	182.1

Cash and cash equivalents comprise:
Cash at bank and in hand	353.7	189.2	177.8
Bank overdrafts repayable on demand	(198.7)	(7.7)	(8.9)
Deposits with original maturity of less than 90 days	26.3	40.7	13.2

	181.3	222.2	182.1

STATEMENT OF RECOGNISED INCOME AND EXPENSE
3 MONTHS TO 31 DECEMBER 2005
	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million

Actuarial loss recognised on the pensions schemes	(41.4)	(4.8)	(13.9)
Movement on tax relating to actuarial loss on pensions	11.4	0.6	1.7
Net investment hedges	(1.3)	-	-
Cash flow hedges	(0.5)	-	-
Credit in respect of employee share options	4.1	3.1	14.0
Tax on share options	2.4	0.5	3.3
Exchange translation effect on:
- results for the year	1.8	0.7	9.5
- foreign currency net investments	53.4	(26.7)	74.6

Net profit / (loss) recognised directly in equity	29.9	(26.6)	89.2
Profit for the period	98.8	94.5	443.0

Total recognised income and expense for the period	128.7	67.9	532.2

Attributable to:
Equity shareholders	114.3	42.2	457.5
Minority interests	14.4	25.7	74.7

	128.7	67.9	532.2

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

The movement in total equity is shown in note 8.

NOTES TO THE ACCOUNTS
1.

Basis of preparation
From 1 October 2005 The BOC Group plc reports its Group consolidated results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, with the exception of IAS 34 (Interim Financial Reporting) which is not mandatory. On 12 January 2006 BOC announced annual and quarterly results for the financial year to 30 September 2005 restated under IFRS. This announcement is available on The BOC Group website www.boc.com

The results for the 3 months to 31 December 2005 have been prepared in accordance with the Group's accounting policies set out in the announcement of restated results on 12 January 2006. These policies are based on the IFRS that are expected to apply to The BOC Group's Report and Accounts for the year ending 30 September 2006. The basis of preparation is in accordance with the requirements of the FSA's listing rules.

Financial information for the year to 30 September 2005 and the 3 months to 31 December 2004 is presented on an IFRS restated basis as published in the announcement on 12 January 2006. Appropriate reconciliations from UK GAAP to IFRS are included in this announcement.

In addition to presenting information on an IFRS GAAP basis, BOC also presents additional information on a non-GAAP basis in order to give a better understanding of the underlying business performance. The two additional components in arriving at non-GAAP information are:

a) the exclusion of exceptional and certain re-measurement items, and
b) the presentation of the results of BOC's share of its joint ventures and associates.

Where financial information is presented excluding exceptional and certain re-measurement items, this is referred to as 'adjusted'. Where financial information includes BOC's share of its joint ventures and associates, this is referred to as 'total'. This non-GAAP basis is consistent with how BOC manages its businesses.

The 2005 full Group accounts, which were prepared in accordance with UK GAAP, received an unqualified audit report and have been delivered to the Registrar of Companies.

The financial results presented in this announcement are unaudited.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. The income statement and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

Average rates:
- US dollar	1.75	1.87	1.85
- Australian dollar	2.35	2.46	2.41
- Japanese yen	204.89	197.21	198.20
- South African rand	11.41	11.27	11.54
Period end rates:
- US dollar	1.72	1.92	1.77
- Australian dollar	2.34	2.45	2.32
- Japanese yen	202.63	196.73	200.51
- South African rand	10.89	10.82	11.25

3.	Segmental information
	a)	Revenue, by business and geography, for the 3 months to 31 December 2005 was as follows:

	3 months to 31 Dec 2005			3 months to 31 Dec 2004			Year to 30 Sep 2005

	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates

	£million	£million	£million	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	324.3	105.3	429.6	272.1	81.3	353.4	1,126.7	339.6	1,466.3
Industrial and Special Products	394.5	67.1	461.6	368.9	61.2	430.1	1,469.2	252.5	1,721.7
BOC Edwards	158.2	55.7	213.9	152.8	51.4	204.2	625.5	200.5	826.0
Afrox hospitals	-	22.5	22.5	107.2	4.8	112.0	217.4	57.7	275.1
Gist	96.5	-	96.5	79.6	-	79.6	315.9	-	315.9

	973.5	250.6	1,224.1	980.6	198.7	1,179.3	3,754.7	850.3	4,605.0

Geographical analysis:
Europe	359.7	-	359.7	319.7	-	319.7	1,300.8	-	1,300.8
Americas	286.3	66.6	352.9	253.1	42.2	295.3	1,040.4	181.7	1,222.1
Africa	89.2	22.5	111.7	184.9	4.8	189.7	528.3	57.7	586.0
Asia	124.3	132.5	256.8	118.9	125.8	244.7	455.1	497.1	952.2
South Pacific	114.0	29.0	143.0	104.0	25.9	129.9	430.1	113.8	543.9

	973.5	250.6	1,224.1	980.6	198.7	1,179.3	3,754.7	850.3	4,605.0

b)	Group operating profit and total adjusted operating profit by business for the 3 months to 31 December 2005 were as follows:

	3 months to 31 Dec 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	38.2	(5.6)	12.8	56.6
Industrial and Special Products	68.6	-	6.8	75.4
BOC Edwards	3.1	-	8.4	11.5
Afrox hospitals	-	-	4.5	4.5
Gist	8.4	-	-	8.4
Corporate	(5.3)	0.1	-	(5.4)

	113.0	(5.5)	32.5	151.0

	3 months to 31 Dec 2004

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	37.6	-	11.9	49.5
Industrial and Special Products	67.3	-	6.9	74.2
BOC Edwards	1.8	-	8.2	10.0
Afrox hospitals	11.4	-	1.2	12.6
Gist	6.1	-	-	6.1
Corporate	(4.9)	-	-	(4.9)

	119.3	-	28.2	147.5

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	155.0	-	51.6	206.6
Industrial and Special Products	281.4	23.7	32.0	289.7
BOC Edwards	(13.8)	(22.8)	32.1	41.1
Afrox hospitals	116.2	89.1	10.0	37.1
Gist	24.6	-	-	24.6
Corporate	(32.9)	-	-	(32.9)

	530.5	90.0	125.7	566.2

c)	Group operating profit and total adjusted operating profit by geography for the 3 months to 31 December 2005 were as follows:

				3 months to 31 Dec 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	35.2	(0.8)	-	36.0
Americas	20.3	(3.1)	5.4	28.8
Africa	19.9	-	4.6	24.5
Asia	13.6	(1.6)	21.3	36.5
South Pacific	24.0	-	1.2	25.2

	113.0	(5.5)	32.5	151.0

	3 months to 31 Dec 2004

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	41.4	-	-	41.4
Americas	16.7	-	5.2	21.9
Africa	27.7	-	1.2	28.9
Asia	12.6	-	20.3	32.9
South Pacific	20.9	-	1.5	22.4

	119.3	-	28.2	147.5

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	142.4	(5.6)	-	148.0
Americas	80.8	6.5	25.9	100.2
Africa	169.4	89.1	10.4	90.7
Asia	55.6	-	79.6	135.2
South Pacific	82.3	-	9.8	92.1

	530.5	90.0	125.7	566.2

4.	Exceptional and certain re-measurement items

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million
Included within operating profit:
Restructuring	-	-	(22.8)
Profit on disposal of businesses	-	-	102.3
Profit on disposal of investments	-	-	10.5
IAS 39 fair value movements and hedge ineffectiveness on financial instruments	(5.5)	-	-

	(5.5)	-	90.0

Included within finance costs and finance income:
Foreign exchange on non-permanent intercompany loans	3.8	(0.3)	8.3

	3.8	(0.3)	8.3

Included within share of post tax profits of joint ventures and associates:
IAS 39 fair value movements and hedge ineffectiveness on financial instruments	(0.6)	-	-

	(0.6)	-	-

Total exceptional and certain re-measurement items	(2.3)	(0.3)	98.3

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement), with effect from 1 October 2005, fair value movements relating to financial instruments (including embedded derivatives) recorded at fair value that are not in hedging relationships, and hedge ineffectiveness on financial instruments, are recognised in the income statement. These items are reported in 'exceptional and certain re-measurement items' to help provide the user of the information with a better understanding of the underlying business performance.

For the same reason, foreign exchange gains and losses on non-permanent intercompany loans, which under IAS 21 (The effects of changes in foreign exchange rates) are recognised in the income statement, are also reported as 'exceptional and certain re-measurement items'.

5.	Earnings per share

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	pence	pence	pence

Statutory earnings per share:
- Basic	17.9	16.7	75.5
- Diluted	17.8	16.7	75.3

Adjusted earnings per share:
- Basic	18.2	16.7	67.8
- Diluted	18.1	16.7	67.6

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	89.3	82.3	373.8
Adjustment for exceptional and certain re-measurement items	1.5	0.4	(38.1)

Adjusted earnings attributable to ordinary shareholders for the period	90.8	82.7	335.7

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	503.6	499.0	500.4
Less: average own shares held in trust	(5.3)	(5.1)	(5.4)

Basic	498.3	493.9	495.0
Add: dilutive share options	3.8	0.8	1.6

Diluted	502.1	494.7	496.6

6.	Tax

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million

Profit before tax	128.8	127.0	577.1
Share of tax of joint ventures and associates	7.3	6.2	29.7

Total profit before tax	136.1	133.2	606.8
Total exceptional and certain re-measurement items	2.3	0.3	(98.3)

Total adjusted profit before tax	138.4	133.5	508.5

Tax	30.0	32.5	134.1
Share of tax of joint ventures and associates	7.3	6.2	29.7

Total tax	37.3	38.7	163.8
Tax on total exceptional and certain re-measurement items	0.8	(0.1)	(31.8)

Total adjusted tax	38.1	38.6	132.0

Effective rate of total tax on total profit before tax	27.4%	29.1%	27.0%

Effective rate of total adjusted tax on total adjusted profit before tax	27.5%	28.9%	26.0%

Overseas tax included in total tax	29.8	30.8	137.9

7.	Net borrowings The Group's net borrowings comprise:

	At 31 Dec 2005	At 31 Dec 2004	At 30 Sep 2005

	£million	£million	£million
Cash and deposits	380.0	229.9	191.0
Borrowings repayable within one year	(572.9)	(255.4)	(259.2)
Borrowings repayable in more than one year	(686.3)	(968.1)	(771.5)

Net borrowings	(879.2)	(993.6)	(839.7)

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement) with effect from 1 October 2005, accrued interest payable on borrowings is recognised as part of borrowings rather than as a separate liability. The amount of interest payable included within net borrowings above at 31 December 2005 was £26.7 million.

Following the adoption of IAS 32 (Financial instruments: Disclosure and presentation) with effect from 1 October 2005, cash and deposits can only be offset with borrowings when there is both a legally enforceable right to offset the asset and liability and where there is the intention to settle on a net basis. This is a presentational issue only and has no impact on the overall liabilities or the finance costs of the Group.

8.	Movement in total equity

	3 months to 31 Dec 2005	3 months to 31 Dec 2004	Year to 30 Sep 2005

	£million	£million	£million

Total recognised income and expense for the period	128.7	67.9	532.2
Dividends to equity shareholders	-	-	(204.1)
Dividends to minority shareholders	(7.1)	(8.2)	(67.4)

	121.6	59.7	260.7
Shares issued	30.3	5.6	32.6
Consideration paid for the purchase of own shares held in an ESOP trust	(14.7)	(7.1)	(8.2)
Consideration received for the sale of own shares held in an ESOP trust	6.2	0.7	4.0
Acquisition of minority interests	-	-	(76.7)
Capital contributions by / (repayments to) minority shareholders in subsidiaries	5.4	1.5	(18.8)

Net increase in total equity for the period	148.8	60.4	193.6
Total equity – at 1 October as previously reported	2,040.4	1,846.8	1,846.8
Adoption of IAS 32 and IAS 39	0.2	-	-
Total equity – at 1 October including IAS 32 and IAS 39	2,040.6	1,846.8	1,846.8

Total equity – at period end	2,189.4	1,907.2	2,040.4

Attributable to:
Equity shareholders	2,066.3	1,689.7	1,930.1
Minority interests	123.1	217.5	110.3

	2,189.4	1,907.2	2,040.4

9.	Contingent liabilities There has been no material change in contingent liabilities and legal proceedings since 30 September 2005.

10.	Reconciliation of equity from UK GAAP to IFRS at 31 December 2004 The transition to IFRS had the following impact on equity at 31 December 2004:

At 31 Dec 2004

£million

Total capital and reserves – UK GAAP	1,864.0

Goodwill	46.8
Share based payments	2.2
Pensions	(34.4)
Short-term employee benefits	(4.8)
Development costs	5.3
Deferred taxation	(45.3)
Interim dividend	78.6
Other	(5.2)

Total IFRS adjustments	43.2

Total equity IFRS restated	1,907.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2006
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary